TEAVANA HOLDINGS, INC.

3630 PEACHTREE ROAD NE, SUITE 1480

ATLANTA, GA 30326

T + 1 404 995 8200

July 25, 2011

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549-4561

Attn:	Mr. H. Christopher Owings

Re: Teavana Holdings, Inc. Registration Statement on Form S-1 File No. 333-173775

Dear Mr. Owings:

Teavana Holdings, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. on July 27, 2011, or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company acknowledges that: (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Christopher C. Paci, Esq. of DLA Piper LLP (US) at (212) 335-4970.

TEAVANA HOLDINGS, INC.

By:	/s/ Daniel P. Glennon
Daniel P. Glennon
Executive Vice President, Chief Financial Officer

VIA EDGAR AND FACSIMILE

July 25, 2011

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Teavana Holdings, Inc.

Registration Statement on Form S-1 (SEC File No. 333-173775)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Teavana Holdings, Inc. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on July 27, 2011 or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 5,280 copies of the Preliminary Prospectus dated July 18, 2011 (the “Preliminary Prospectus”) through the date hereof, to underwriters, dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-reference issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Pages Follow]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH

                               INCORPORATED

GOLDMAN, SACHS & CO.

        As Representatives

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ MICHELE ALLONG
	Name:	Michele Allong
	Title:	Authorized Representative

By:	GOLDMAN, SACHS & CO.

By:	/s/ GOLDMAN, SACHS & CO.
(Goldman, Sachs & Co.)